September 8, 2005

Via EDGAR

Via Facsimile

United	States Securities and Exchange Commission
Division	of Corporation Finance
100	F Street, NE
Washington,	D.C. 20549-5546

Attention: Larry Spirgel, Assistant Director

Re:	Nobel Learning Communities, Inc. Form 10-K for

the fiscal year ended July 3, 2004

Filed September 15, 2004

Form 10-Q for the quarter ended January 1, 2005

File No. 000-27024

Filed February 9, 2005

Ladies	and Gentlemen:

This letter is issued to provide additional clarification with respect to the telephonic discussion of August 31 and September 1, 2005 among members of the SEC Staff, representatives of Nobel Learning Communities, Inc. (“NLCI”), NLCI’s auditor, BDO Seidman, LLP, and NLCI’s counsel, Ballard Spahr, relating to NLCI’s letter to the Staff dated August 26, 2005.

The following discussion relates solely to the information NLCI and the Staff determined was required to complete the Staff’s evaluation of the segment and related issues accounting treatment for fiscal 2005 and is not intended to reach any conclusion on these issues for 2006 or future years.

Operating and Reporting Segments

NLCI has determined that the following segment structure existed for fiscal 2005:

1.	Six operating segments – one each for the North, South and West regions, HLA, Management services for charter schools and The Activities Club.

2.	Two reportable segments – one for the aggregation of North, South, West and HLA (private pay schools) and one for aggregation of Management services for charter schools and The Activities Club (other).

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3.	Segment reporting will therefore consist of columns representing Private Pay Schools, Other, Corporate and Total.

NLCI believes it is appropriate to aggregate the North, South, and West regions into a single private pay schools reporting segment, because the three regions share all of the characteristics described in paragraph 17 of SFAS 131. NLCI further believes that it is appropriate to aggregate HLA into the private pay schools reportable segment based on the significant amount of similar economic characteristics and the relative quantitative size of the operations representing less than 10% of revenue, gross profit and net assets. NLCI acknowledges that HLA is a small part of its business as evidenced by the relative revenue and gross margin information provided in NLCI’s August 26 letter to the Staff (“August 26 Letter”). As evidenced by the gross margin information provided in the August 26 Letter, HLA has been declining in significance as part of NLCI’s total business. NLCI does not have plans to expand this business and is not in the process of replicating it elsewhere. In addition HLA is similar to the other three private pay school operating segments in each of the following areas, as provided in the guidance of paragraph 17 of SFAS 131:

a.	HLA provides educational services to private pay customers

b.	HLA delivers curriculum based education to customers

c.	HLA has customers who are school age children and their parents

d.	HLA provides services through schools

e.	HLA has operations that are subject to similar state and local regulations and licensing requirements.

Based on the above NLCI has determined that aggregation of the North, South, West, and HLA operating segments into the one reportable segment as discussed above is appropriate and in accordance with SFAS 131.

NLCI believes that based on the most recent discussion with the Staff that the Staff does not object to these conclusions for fiscal 2005.

Reporting Units

SFAS 142 states that a reporting unit is an operating segment, or one level below an operating segment. NLCI analyzed its reporting units by operating segment in fiscal 2005 as follows:

The management services for charter schools operating segment has only one component. Therefore, the operating segment is the reporting unit.

Within the HLA operating segment there are no components which, either individually or in the aggregate, separately constitute a business as discussed in EITF 98-3. As such, HLA constitutes both one operating segment and one reporting unit.

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The North, South, and West regions in the aggregate contain sixteen districts. For fiscal 2005, NLCI believes that the districts meet the three characteristics of a reporting unit:

1.	They are businesses as defined in EITF Issue 98-3[1];

2.	There is discrete financial information available for each district;

3.	Segment management regularly reviews district operating results.

Paragraph 30 of SFAS 142 permits components within an operating segment to be combined into reporting units if the components share similar economic characteristics. In deciding how to aggregate economically similar districts into reporting units, NLCI reviewed EITF Topic D-101 “Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142.”.

As discussed in previous letters to the Staff, NLCI believes there are significant qualitative economic similarities within its entire private pay schools segment which would support aggregating all of the districts in each operating segment into one reporting unit. However, NLCI understands that because of the gross margin differences of districts identified in the August 26 Letter, the Staff does not agree with NLCI. To help NLCI and the Staff reach an agreement on this issue, NLCI has determined, for fiscal 2005 only, aggregation will be based on the relative gross margin of the districts as shown in the August 26 Letter.

1	NLCI has more fully integrated the districts during fiscal 2005 and provides more services on a centralized basis than in the past. As a result, the missing elements at the districts are more significant and could lead to the conclusion in 2006 or future years that the districts do not constitute businesses.

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Based on the relative district gross margins within each operating segment NLCI has grouped districts into bands based on gross margin and determined that the sixteen districts can be aggregated into the following seven reporting units:

			Gross Margin
District		Reporting Unit	Combined three years	2005	2004	2003
PA-1 IL-2 NJ-1 FL-1	}		7%	6%	8%	8%
			9%	9%	12%	5%
			10%	9%	10%	11%
		# 1	12%	12%	11%	13%
PA-2 IL-1	}		15%	16%	14%	16%
		# 2	20%	19%	19%	21%

North-Total			11%	11%	12%	11%

NC-3 NC-2	}		-11%	-13%	-12%	-7%
		# 3	-1%	1%	0%	-2%
NC-1		# 4	13%	14%	13%	11%
VA-2 VA-1	}		22%	23%	23%	21%
		# 5	23%	23%	23%	22%

South-Total			13%	14%	14%	12%

NV-1 WA-1	}		8%	9%	7%	7%
		# 6	9%	12%	8%	8%
CA-3 CA-5 CA-1	}		15%	17%	14%	15%
			18%	19%	18%	17%
		# 7	19%	17%	18%	21%

West-Total			14%	15%	13%	14%

North/South/West Total			13%	13%	13%	13%

NLCI reviewed the district gross margins in the table above to determine which represent similar economic characteristics. The ranges were identified judgmentally within each region. NLCI determined it best to use the three year combined margins column as the primary indicator of longer term economic trends. In general NLCI determined the following gross margin range to use as guidelines:

1.	Under 5%

2.	6% to 14%

3.	15% and over

Band range one includes districts NC3 and NC2 both low gross margin outliers and both of which have schools that have been hurt by either operating management or lack of timely capital investment issues. Band range two and three both include seven districts each. As such they are equally representative of similar economic characteristic units. On first blush the bands may appear wider than they practically are, other than the large spread in the poor performing NC3 and NC2 unit none has more than a 5% spread. In addition while NLCI thought it best to use the three year combined the trends were also considered.

The North region has two relatively strong performing districts in PA2 and IL1 with margins within 4% of each other. The grouping of the PA1, IL2, NJ1 and FL1 unit represent a spread of 5% with these districts. The South units are more clearly grouped given the more significant gaps with NC3 and NC2 clearly at the bottom and NC1 14% greater than that unit and 9% lower than the next unit. Finally the West with its two margin units has a tight grouping naturally with NV1 and WA1 and then the unit consisting of CA3, CA5 and CA1 which are with 4% of each other.

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Based on the judgmental process described above NLCI believes it has reasonably determined its aggregated reporting units.

SFAS 131 paragraph 17 provides the aggregation criteria NLCI used to determine that it had seven reporting units in the three private pay schools operating segments. The aggregation criteria are comprised of two groups as follows:

1.	Similar long-term economic characteristics; and

2.	Similar attributes in each of the following areas:

a.	The nature of products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products or provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

In answer to item 1 above, the sixteen components have the following similar long-term economic characteristics:

A.	Sensitivity to economic cycles and performance effected when the economy is strong and less so when downturns occur. Private education is generally a discretionary expense and enrollment is impacted by economic factors.

B.	Generation of approximately 97% of revenue from private pay sources. This means only approximately 3% of revenue is obtained from government agencies and is subject to their attendant economic and political volatility.

C.	Incurring expenses in the form of occupancy costs for the physical facilities, personnel costs for principals and teachers, food, supplies, marketing and other similar costs.

D.	The gross margin ranges shown above.

In answer to item 2 above the sixteen components have similar attributes in all the following areas:

a.	Each provides educational services in all schools

b.	Each delivers curriculum based education to customers

c.	Each has customers who are pre-school and school age children and their parents

d.	Each provides our services through schools

e.	Each has operations are subject to similar state and local regulations and licensing requirements.

Based on the foregoing discussion relative to the sixteen components and in answer to items 1 and 2 above; NLCI concluded it had eleven reporting units representing its three private pay schools operating segments.

No additional observations were determined to be relevant to the aggregation of reporting units for fiscal 2005.

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We believe this letter provides the additional information the Staff requested. If the Staff believes additional discussion on this matter is required, we believe a telephonic meeting would be the most efficient manner to conclude the process as it pertains to fiscal 2005. We appreciate the Staff’s consideration of this matter for a timely response so that we can meet our filing deadline for our fiscal 2005 10-K.

Please contact me at (484) 947-2030 or NLCI’s outside counsel, Richard P. Jaffe, at (215) 864-8901. Thank you.

Sincerely,

Nobel Learning Communities, Inc.

/s/ Thomas Frank
Thomas Frank
Chief Financial Officer

cc:	Adam Washecka

Richard P. Jaffe

Ben Neuhausen

George Mark

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